EXHIBIT 99.1

First Quarter 2022: Sono Motors Further Accelerates B2B Customer Projects for Solar Integration

  Revenues in the First Quarter 2022 Already Exceed Full-Year 2021 Revenues.
  Revenue Development Fueled by Sono Solar B2B Customer Projects.
  Solar Business Expansion With 5 New B2B Partnerships in the First Quarter 2022.
  As of Today, the Sion Series-Validation Vehicle Program Is Picking Up Speed, All Work Streams With New Contract Manufacturer Valmet Automotive Have Been Kicked-off.
  As of 15 May 2022, Over 18,000 Reservations for the Sion With Average Down Payment of €2,310 Net and Equivalent Net Sales Volume of €393 Million.

MUNICH, Germany, June 22, 2022 (GLOBE NEWSWIRE) -- Sono Group N.V. (NASDAQ: SEV) (hereafter referred to as “Sono Motors” or the “Company”, parent company to “Sono Motors GmbH”), the company that aims to revolutionize the future of solar-powered transport, today announced its financial results for the first quarter of 2022.

Sono Motors is well on track on its plan to diversify its solar technology business and has currently delivered solar solutions to several B2B-customers. As of today, the Munich-based solar-mobility specialist has partnership arrangements consisting of purchase orders and non-binding LOIs with 18 companies worldwide to implement its proprietary Sono Solar Technology on a variety of vehicle architectures such as buses, trailers, trucks, and camper vans. This translates into an increase of 12 partner arrangements until today, compared to 6 by 31 March 2021. Revenues from the integration of the company’s proprietary solar technology and Sono Digital for the first quarter of 2022 was higher than for all of 2021.

“Sono Motors successfully pursues its growth path, as we keep delivering on our major goals. We are rapidly scaling up our Sono Solar business and have successfully increased our B2B customer base. Since March 2022, our proprietary solar technology has been contributing to climate protection and reducing CO2 emissions on Munich public transport to support the city’s clean air targets. Soon our technology will also support further industry leaders to be even more sustainable, such as CHEREAU S.A.S. in France. These examples impressively demonstrate the potential of our highly flexible in-house developed platform as we enter new vehicles and industries such as buses, logistics, and refrigerated transportation. Our goal to diversify our business by establishing our B2B solar business as a strategic pillar, equal to our solar electric vehicle, the Sion, is going according to plan in 2022,” states Laurin Hahn, CEO and co-founder of Sono Motors.

Among the new partners are CHEREAU S.A.S., a leading manufacturer of refrigerated trailers in Europe, and German logistics giant Rhenus. Depending on the use case and size and type of the solar integration, Sono Motors’ lightweight and adaptable platform allows any customer in the transportation industry to cut costs and emissions throughout their fleets.

The Sion: Key Milestones Towards Series Production Achieved
On the B2C side, Sono Motors has successfully taken further important steps towards series production of the Sion, the world’s first affordable solar electric vehicle (SEV). The focus currently lies on enhancing the quality, testing, and speed of the SEV program. Construction of the series-validation fleet bodies-in-white, last month, ushered in the completion of yet another milestone towards series production. Final assembly of the series-validation vehicles is ongoing close to the Company’s HQ in Munich. Among the parts ready to be mounted are in-house developed next-generation solar body panels. The fleet of vehicles will be used for series validation, optimization, homologation, and crash tests.

While the series-validation vehicle program advances, Sono Motors’ development team is progressing towards series production with contract manufacturer Valmet Automotive in Finland. All work streams have been kicked-off and engineers from both companies are already working closely together on improvements for the current vehicle generation and preparing for manufacturing. The cooperation with Valmet Automotive marks another milestone towards delivering the Sion to the growing community. The Company plans the start of production (SOP) in the second half of 2023. Sono Motors aims to have a production set-up, using one hundred percent renewable energy. The Company currently expects that all production-related greenhouse gas emissions that cannot be avoided along its supply chain, or during the production process of the vehicles, will be fully offset through relevant measures.

As of 15 May 2022, Sono Motors has received over 18,000 private reservations for the Sion, with an average down-payment of €2,310 and equivalent net sales volume of €393 million, assuming that all reservations result in sales. Sion reservations continue to be predominantly placed in Germany, but the Company is also registering increasing reservation numbers from countries such as Austria, Switzerland, and the Netherlands.

Further Outlook for 2022
As key milestones in 2022, Sono Motors expects to present series-validation vehicles during a community event this summer and to nominate all series suppliers by the end of the third quarter. In terms of financial guidance for 2022, Sono Motors expects to generate further revenues with solar customers, the vast majority of which are expected for the fourth quarter of 2022.

Financial Highlights

  On 11 May 2022 the Company closed its underwritten follow-on offering of 10,930,000 ordinary shares, resulting in approximately $41.5 million in net proceeds.
  On 13 June 2022 the Company announced it had entered into a committed equity facility with Berenberg. The committed equity facility provides Sono Motors with the right, without obligation, to sell and issue up to $150 million of its ordinary shares over a period of 24 months to Berenberg at the sole discretion of Sono Motors, subject to certain limitations and conditions.
  Cash and cash equivalents of €103.0 million as of 31 March 2022, an increase of 190.1% compared to 31 March 2021 (€35.5 million).
  Loss from operations totaled €25.5 million in the first quarter of 2022 (first quarter of 2021: €6.9 million). Net loss totaled €25.9 million and €0.35 loss per share (first quarter of 2021: €9.2 million and €0.15).
  Operational expense increased mainly due to intensified development of prototypes and general company growth.
  Cash in bank increased by €67.5 million as of 31 March 2022 compared to 31 March 2021.

Conference Call Information
Sono Motors will host a webcast for analysts on this occasion at 8:00 a.m. Eastern Time (2:00 p.m. CEST) today, 22 June 2022. The live audio webcast and supplementary information will be accessible via Sono Motors’ IR website at https://ir.sonomotors.com/. A recording of the webcast will also be subsequently available.

ABOUT SONO MOTORS
Sono Motors is on a pioneering mission to accelerate the revolution of mobility by making every vehicle solar. Sono Motors’ disruptive solar technology has been engineered to be seamlessly integrated into a variety of vehicle architectures — including buses, trucks, trailers, and more — to extend range, reduce fuel costs as well as the impact of CO2 emissions, paving the way for climate-friendly mobility.

The Company’s trailblazing vehicle, the Sion, will be the world’s first affordable solar electric vehicle (SEV) for the masses. Empowered by a strong global community, Sono Motors has amassed more than 18,000 reservations with advance payments for the Sion.

PRESS CONTACT
Christian Scheckenbach | Mobile: +49(0)17618050132
E-Mail: press@sonomotors.com   | Website: www.sonomotors.com/press

FORWARD-LOOKING STATEMENTS
This press release includes forward-looking statements. The words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, the rollout of our business and the timing of expected business milestones including our ability to complete the engineering of our vehicles and start of production on time and budget and risks related to future results of operation, (iii) risks related to our unproven ability to develop and produce vehicles and with expected or advertised specifications including range, and risks relating to required funding, (iv) risks related to our ability to monetize our solar technology, (v) risks relating to the uncertainty of the projected financial information with respect to our business including the conversion of reservations into binding orders, (vi) effects of competition and the pace and depth of electric vehicle adoption generally and our vehicles in particular on our future business and (vii) changes in regulatory requirements, governmental incentives and fuel and energy prices. For additional information concerning some of the risks, uncertainties and assumptions that could affect our forward-looking statements, please refer to the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov and on our website at ir.sonomotors.com. Many of these risks and uncertainties relate to factors that are beyond the Company's ability to control or estimate precisely, such as the actions of regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the company assumes no obligation to update any such forward-looking statements.

FINANCIAL RESULTS
(amounts in thousands, except share and per share data)

INCOME STATEMENT

€k	Q1 2022	Q1 2021
Revenue	20	-
Cost of sales	(20)	-
Gross income (loss)	0	-
Cost of research and development	(22,740)	(2,392)
Selling and distribution costs	(488)	(757)
General and administrative expenses	(3,049)	(3,906)
Other operating income/expenses	815	161
Impairment loss on financial assets	(4)	(7)
Operating income (loss)	(25,466)	(6,901)
Interest and similar income	-	-
Interest and similar expense	(397)	(2,275)
INCOME (LOSS) BEFORE TAX	(25,863)	(9,176)

Tax on income and earnings	-	-
Income (loss) after tax	(25,863)	(9,176)
Income (loss) for the period	(25,863)	(9,176)
Other comprehensive income (loss)	-	(96)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	(25,863)	(9,272)

Earnings per shares for income(loss) attributable to the ordinary equity holders of the company:
BASIC/DILUTED EARNINGS (LOSS) PER SHARE IN EUR	(0.35)	(0.15)

BALANCE SHEET

€k	Q1 2022	FY 2021
ASSETS
Intangible assets	223	206
Property, plant, and equipment	1,652	1,484
Right-of-use assets	2,902	3,018
Other financial assets	91	91
Other non-financial assets	98	89
Noncurrent assets	4,966	4,888
Other financial assets	1,258	6,233
Other non-financial assets	13,288	3,236
Cash and cash equivalents	103,007	132,939
Current assets	117,553	142,408
TOTAL ASSETS	122,519	147,296

EQUITY AND LIABILITIES
Subscribed capital	8,735	8,735
Capital reserve	222,488	221,785
Payment of principal portion of lease liabilities	(172,943)	(147,081)
Equity	58,280	83,439
Advance payments received from customers	44,981	44,756
Financial liabilities	6,251	6,353
Noncurrent liabilities	51,232	51,109
Financial liabilities	503	472
Trade and other payables	5,421	7,582
Other liabilities	5,657	2,492
Provisions	1,426	2,202
Current liabilities	13,007	12,748
TOTAL EQUITY AND LIABILITIES	122,519	147,296

CASH FLOW STATEMENT

€k	Q1 2022	Q1 2021
Income (loss) after tax	(25,863)	(9,176)
Depreciation of property, plant, and equipment	41	16
Impairment of property, plant, and equipment	-	-
Depreciation of right-of-use assets	116	79
Amortization of intangible assets	18	24
Expense(+) for share based payment transaction	703	650
Other non-cash expense(+)	-	12
Interest and similar income	-	-
Interest and similar expense	397	2,275
Movements in provisions	(776)	(10)
Decrease(+)/increase(-) in advances received from customers	(106)	395
Decrease (+)/increase(-) in other assets	(5,086)	(1,092)
Increase(+)/decrease(-) in trade and other payables	1,005	(478)
Interest paid	(32)	(59)
NET CASH FLOWS FROM OPERATING ACTIVITIES	(29,582)	(7,364)

Purchase of intangible assets	(36)	(72)
Purchase of property, plant, and equipment	(208)	(72)
Net cash flows from investing activities	(244)	(144)
Transaction costs on issue of shares to institutional investors	-	-
Transaction cost on issue of shares in IPO	-	-
Proceeds from issues of shares in IPO	-	-
Proceeds from issue of shares to institutional investors	-	-
Proceeds from borrowings	-	-
Repayment of borrowings	-	(185)
Payment of principal portion of lease liabilities	(107)	(71)
Net cash flow from financing activities	(107)	(256)
Net decrease in cash and cash equivalents	(29,993)	(7,764)
Effect of currency translation on cash and cash equivalent	-	-
Cash and cash equivalents at the beginning of the financial year	132,939	43,264
CASH AND CASH EQUIVALENTS AT END OF YEAR	103,007	35,501